Santander Consumer USA Holdings Inc.

8585 North Stemmons Freeway, Suite 1100-N

Dallas, Texas 75247

January 21, 2014

VIA EDGAR AND E-MAIL

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Santander Consumer USA Holdings Inc.

Registration Statement on Form S-1

File No. 333-189807

Dear Ms. Hayes:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Santander Consumer USA Holdings Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-189807) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 2:00 p.m. EST on January 22, 2014, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *     *

Please contact Benjamin M. Roth at (212) 403-1378 or Raaj Narayan at (212) 403-1349 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Santander Consumer USA Holdings Inc.

By:	/s/ Eldridge A. Burns, Jr.
Name:	Eldridge A. Burns, Jr.
Title:	Chief Legal Officer

cc:	Wachtell, Lipton, Rosen & Katz
Benjamin M. Roth
Raaj Narayan